EXHIBIT 99.1

Magal Security Systems Ltd. Reports
 Third Quarter 2019 Financial Results

YEHUD, ISRAEL, November 18, 2019 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three and nine months ended September 30, 2019. Management will hold an investors’ conference call later today (at 10am Eastern Time) to discuss the results.

THIRD QUARTER 2019 HIGHLIGHTS

•	Revenue of $22.2 million, a 13% improvement versus the prior quarter;

•	Operating income of $2.5 million versus $0.2 million in the prior quarter;

•	Net income of $1.3 million, versus loss last quarter;

•	EBITDA significantly improved to $3.1 million from $0.7 million in the prior quarter;

•	Operating cash flow of $1.8 million contributing to the quarter-end net cash of $54.6 million;

MANAGEMENT COMMENT

Commenting on the results, Mr. Dror Sharon, CEO of Magal, said, “The third quarter results demonstrate that the investments and changes in our development and sales teams, are improving our financial results, as evidenced by the improvement in the profitability margins. Additionally, we are pleased to have demonstrated a strong positive cash flow from operations.”

Continued Mr. Sharon, “We have made some recent improvements to the structure of Magal’s sales team, making the team more customer and market centric by aligning them towards focused market verticals. Magal’s core vertical focus is on the areas of oil and gas, logistics and critical infrastructure. With this new sales team structure, we aim to better penetrate and support these specific target markets and ultimately build closer relationships with potential as well as existing customers. In the past few months, we are seeing the initial fruits of this strategy with increased interest and new initial orders for our products and services. We see significant potential for growing revenues as we gain traction in these target verticals in 2020 and beyond.”

THIRD QUARTER 2019 RESULTS

Revenues were $22.2 million compared with revenues of $23.9 million in the third quarter of 2018.

Revenues from projects represented approximately 61% of total revenues, while revenues from products represented approximately 39% of total revenues. Revenues from products increased by 3% year over year while revenues from projects decreased by 13% year over year.

Gross profit was $10.5 million, or 47.5% of revenues, compared with gross profit of $11.1 million, or 46.4% of revenues, in the third quarter of 2018. The higher gross margin in the quarter was due to the sales mix favoring higher margin products and services. In addition, several maintenance contracts orders which were delayed from the previous quarter were received this quarter, with a positive effect on the gross margin for this quarter.

Operating income in the quarter was $2.5 million compared to operating income of $2.1 million in the third quarter of 2018.

Financial expenses were $0.6 million compared to financial income of $52 thousand in the third quarter of 2018. The decrease is mainly due to the strong depreciation of the US dollar against the New Israeli Shekel during the third quarter, lowering the value of the Company’s US dollar denominated monetary assets and thus leading to a higher level of non-cash financial expenses.

Net income attributable to Magal’s shareholders was $1.3 million, or $0.06 per share, compared with net income of $1.5 million, or $0.06 per share in the third quarter of 2018.

EBITDA was $3.1 million compared with $2.6 million in the third quarter of 2018.

Cash, short term deposits and restricted deposits, net of bank debt, as of September 30, 2019, was $54.6 million, or $2.36 per share, compared with cash and short term deposits, net of bank debt, of $55.0 million, or $2.38 per share, at December 31, 2018.

USE OF NON-GAAP FINANCIAL INFORMATION

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, November 18, 2019, at 10 am Eastern Time and 5 pm Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0644; UK: 0 800 917 5108; Intl.: +972 3 918 0644

A replay of the call will be available on the Company’s website for three months from the day after the call. The link to the replay will be accessible at www.magalsecurity.com.

ABOUT MAGAL SECURITY SYSTEMS LTD.

Magal is a leading international provider of physical and video security solutions and products, as well as site management. Since 1969, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown solutions including, PIDS (Perimeter Intrusion Detection Systems) and Symphony, our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2018	% change	2019	2018	% change
Revenue	22,188	23,894	(7)	63,075	66,497	(5)
Cost of revenue	11,647	12,811	(9)	35,170	36,796	(4)

Gross profit	10,541	11,083	(5)	27,905	29,701	(6)
Operating expenses:
Research and development, net	1,825	1,587	15	5,373	5,014	7
Selling and marketing	4,026	4,467	(10)	12,534	13,575	(8)
General and administrative	2,169	2,949	(26)	6,810	6,922	(2)
Total operating expenses	8,020	9,003	(11)	24,717	25,511	(3)

Operating income	2,521	2,080		3,188	4,190
Financial income (expenses), net	(573)	52		(1,667)	691

Income (loss) before income taxes	1,948	2,132		1,521	4,881

Taxes on income	438	574		975	1,587

Net income	1,510	1,558		546	3,294

Income attributable to redeemable non-controlling interests and non-controlling interests	212	72		36	245

Net income attributable to Magal’s shareholders	1,298	1,486		510	3,049

Basic net income per share	$0.06	$0.06		$0.02	$0.13

Diluted net income per share	$0.06	$0.06		$0.02	$0.13

Weighted average number of shares used in computing basic net income per share	23,153,985	23,042,895		23,121,107	23,039,289

Weighted average number of shares used in computing diluted net income per share	23,167,049	23,296,520		23,141,574	23,310,976

	Three Months Ended September 30,		Six Months Ended September 30,
	2019	2018	2019	2018
	%	%	%	%

Gross margin	47.5	46.4	44.2	44.7
Research and development, net as a % of revenues	8.2	6.6	8.5	7.5
Selling and marketing as a % of revenues	18.1	18.7	19.9	20.4
General and administrative as a % of revenues	9.8	12.3	10.8	10.4
Operating margin	11.4	8.7	5.1	6.3
Net margin	6.8	6.5	0.9	5.0

MAGAL SECURITY SYSTEMS LTD.
 RECONCILLATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018

GAAP Net income	1,510	1,558	546	3,294
Less:
Financial income (expenses), net	(573)	52	(1,667)	691
Taxes on income	(438)	(574)	(975)	(1,587)
Depreciation and amortization	(542)	(526)	(1,591)	(1,502)
EBITDA	3,063	2,606	4,779	5,692

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2019	2018
CURRENT ASSETS:

Cash and cash equivalents	$34,189	$38,665
Short-term bank deposits	17,242	13,150
Restricted deposits	3,123	3,135
Trade receivables, net	12,918	14,176
Unbilled accounts receivable	8,555	6,050
Other accounts receivable and prepaid expenses	3,658	4,126
Inventories	12,935	13,863

Total current assets	92,620	93,165

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term deposits and restricted bank deposits	87	146
Severance pay fund	1,339	1,289
Deferred tax assets	3,456	3,459

Total long-term investments and receivables	4,882	4,894

PROPERTY AND EQUIPMENT, NET AND OPERATING LEASE RIGHT-OF-USE ASSETS	10,726	6,347

GOODWILL AND INTANGIBLE ASSETS, NET	15,150	14,765

TOTAL ASSETS	$123,378	$119,171

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2019	2018

CURRENT LIABILITIES:

Trade payables	$4,530	$6,359
Customer advances	8,094	10,170
Deferred revenues	1,687	2,387
Other accounts payable and accrued expenses	13,299	13,226
Short-term operating lease liabilities	1,053	-

Total current liabilities	28,663	32,142

LONG-TERM LIABILITIES:
Deferred revenues	1,253	1,344
Deferred tax liabilities	174	182
Accrued severance pay	2,217	2,181
Long-term operating lease liabilities	3,271	-
Other long-term liabilities	344	351

Total long-term liabilities	7,259	4,058

Redeemable non-controlling interest	2,028	1,755

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at September 30, 2019 and December 31, 2018; Issued and outstanding: 23,153,985 shares at September 30, 2019 and 23,049,639 shares at December 31, 2018	6,750	6,721
Additional paid-in capital	94,969	94,205
Treasury shares	(375)	-
Accumulated other comprehensive loss	(1,441)	(1,827)
Foreign currency translation adjustments (stand alone financial statements)	5,746	2,795
Accumulated deficit	(20,168)	(20,678)

Total shareholders' equity	85,481	81,216
Non-controlling interest	(53)	-

TOTAL SHAREHOLDERS' EQUITY	85,428	81,216

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$123,378	$119,171